Exhibit 99.1

Rogers Cable Considering a Private Placement of US$350 Million Notes

TORONTO, March 5 — Rogers Communications Inc. (TSX: RCI.A and RCI.B, NYSE: RG) and its wholly-owned subsidiary Rogers Cable Inc. (“Rogers Cable”) announced today that Rogers Cable is considering a private placement in an aggregate principal amount of US$350 million (approximately C$462 million based on today’s noon rate of exchange as reported by the Bank of Canada) Senior (Secured) Second Priority Notes (the “Notes”). The offering, if any, would be made pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) in the United States and pursuant to private placement exemptions in certain provinces of Canada.

If completed, Rogers Cable would use the net proceeds to refinance existing indebtedness and for general corporate purposes.

The Notes have not been, and, assuming the private placement is completed, will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release is not an offer of the Notes for sale or a solicitation of an offer to purchase the Notes in the United States or Canada. The Notes have not been and will not be qualified for distribution under the securities of any province or territory of Canada except pursuant to prospectus exemptions.

Cautionary Statement Regarding Forward Looking Information:

This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Rogers Communications Inc. and Rogers Cable Inc. (the “Companies”) caution that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond their control. Therefore, future events and results may vary substantially from what the Companies currently foresee. The Companies are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the most recent Annual Reports and Annual Information Forms for the Companies filed with the applicable Canadian securities regulatory authorities and the Securities and Exchange Commission.

About Rogers Cable:

Rogers Cable Inc. is a wholly-owned subsidiary of Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG). Rogers Cable passes 3.2 million homes in Ontario, New Brunswick and Newfoundland & Labrador, with 71% basic penetration of its homes passed. Rogers Cable pioneered high-speed Internet access with the first commercial launch in North America in 1995 and now approximately 25% of homes passed are Internet customers. With 99% of its network digital ready, Rogers Cable offers an extensive array of High Definition TV, a suite of Rogers On Demand services (including Video On Demand, Personal Video Recorders and Time-shifting channels) as well as a large line-up of digital, ethnic and sports programming. Approximately one quarter of Rogers basic subscribers are also digital customers and over 35% are Rogers Hi-Speed residential and business customers. Rogers Cable also owns and operates 279 Rogers Video Stores.

About Rogers Communications:

Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is Canada’s national communications company, which is engaged in cable television, Internet access and video retailing through Rogers Cable Inc.; digital PCS, cellular, data communications and paging through Rogers Wireless Communications Inc. and radio, television, broadcasting, televised shopping, and publishing businesses through Rogers Media Inc.

For Further Information:

Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;
Eric A. Wright, (416) 935-3550, eric.wright@rci.rogers.com;

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